

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2021

David Barta
Chief Financial Officer
Exterran Corp
11000 Equity Drive
Houston, TX 77041

> **Re: Exterran Corp**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-36875**

Dear Mr. Barta:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services